

June 11, 2010

Mr. Scott W. Scampini
Chief Financial Officer
ZBB Energy Corporation
N 93 W14475 Whittaker Way
Menomonee Falls, WI 53051

> **Re:** **ZBB Energy Corporation**
> **Form 10-K/A for the Fiscal Year Ended June 30, 2009**
> **Filed February 12, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **File No. 001-33540**

Dear Mr. Scampini:

We have reviewed your supplemental response letter dated June 8, 2010 and have the following comments. As noted in our comment letter dated June 1, 2010, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K/A for Fiscal Year Ended June 30, 2009

Note 2 – Summary of Significant Accounting Policies, page 32

Revenue recognition, page 34

1. Please refer to comment two in our letter dated June 1, 2010. We note your response that government grants refer to engineering and development contracts sponsored and partially funded by government agencies. Your proposed solution to replace the term government grants with the term engineering and development contracts does not address how you account for funds received from government agencies. Please tell us and revise to clearly disclose how you account for government funding, for example, whether you reduce your contract costs for funding received or record government grants as revenue.

Advanced engineering and development, page 35

2. Please refer to comment four in our letter dated June 1, 2010. You state you do not believe there are any GAAP or SEC requirements requiring you to separately identify contract costs or cost of engineering and development revenues out of the total advanced engineering and development costs line item. Based on the disclosures on page 8 of the third quarter Form 10-Q, the line item includes labor, overhead, and materials to build prototype units, materials for testing, develop manufacturing processes, consulting fees

and other costs, which appear including both allocable contract costs and other costs not allocable to contracts. Please refer to FASB ASC 605-35-25 and FASB ASC 270-10-45. As such, please revise to segregate your contract costs and/or costs related to your engineering and development revenues from your other costs not allocable to contracts. Note also that provisions for contract losses should be accounted for in the statement of operations as additional contract costs. Refer to FASB ASC 604-35-45. Show us what your revised disclosure will look like.

3.   Clarify for us if you have contracts costs in excess of billings. If so, advise us and disclose where you have reported this item and the related amount in the consolidated balance sheets. If not, please explain.

4.   Please revise to insure that the aggregate amount included in contract costs representing unapproved change orders, claims, or similar items subject to uncertainty concerning their ultimate realization is disclosed including a description of the nature and status of the items comprising such aggregate amounts and the basis on which such items are recorded (for example, cost or realizable value). Also, please disclose the amount of any progress payments netted against contract costs at the date of each balance sheet. Please refer to FASB ASC 910-310-50.

5.   Please revise to disclose the amounts of advances that are payments on account of work in progress. Refer to FASB ASC 910-405-50.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 if you have any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief